April 17, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Radian Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File Number: 001-11356

Dear Mr. Rosenberg:

On behalf of Radian Group Inc., I respectfully provide our responses to comment five in your letter dated February 20, 2009, as well as the follow up questions on this comment we received in your most recent letter dated March 24, 2009. For your convenience, the text of comment five, as supplemented on March 24, 2009, is reproduced below before our response. References in this letter to “we,” “us,” “our,” or “ours,” refer to Radian Group Inc. and its consolidated subsidiaries.

5.	Please refer to the first paragraph of your disclosure on page 96. Based on our February 17, 2009 conference call, it appears that a key assumption underlying your recognition of credit derivative assets for Corporate CDOs is that the termination of the contracts by your counterparties is not assumed, even though this contractual right currently exists in 82% of your Corporate CDO contracts. If true, please revise your proposed disclosure to discuss this assumption and explain why you believe it is appropriate. Also, please provide similar disclosures regarding the key assumptions underlying other material categories of derivative assets.

Addendum to comment five, received March, 24, 2009:

In our recent telephonic discussion on March 18, 2009, we expressed our preliminary views regarding the appropriateness of recording a derivative asset in the current situation in which the contract termination provisions have been triggered. As you requested, we reiterate our rationale below.

Our understanding is that you have recorded derivative assets relating to Corporate CDO contracts with provisions that permit the customer to terminate the contract upon a credit downgrade, for which the termination right has been triggered. We believe that the value of a credit derivative contract should be based on the fair value of the derivative’s contractual rights and obligations. We believe that one way of considering the current situation is that triggering of the termination provisions has changed each contract into a period-by-period contract under which you no longer have any long-term contractual right to receive the premiums. Instead each period, the customer chooses in essence to renew the derivative contract for another short-term period. In our view a rational economic actor in this circumstance would choose obtain the insurance from an insurer with a similar credit risk to Radian, where for a lower price, it could achieve the same coverage. We understand that you believe that the customer at this point does not have that option because no other insurer is currently writing this business, but if the purchaser did have a choice, we believe they would either change insurers in this circumstance or renegotiate with the company. You have noted that to date, substantially all of your Corporate CDO customers have elected not to terminate the contracts. However, any value attributable to the behavior of your customers in these circumstances appears to be indicative of a customer relationship intangible or other factor rather than long-term cash flows under the derivative contract. We believe there would be no basis to recognize such an internally developed intangible asset. SAB 109 includes guidance that is applicable by analogy in this situation. SAB 109 states that in determining the value of a derivative loan commitment, the staff does not believe that internally developed intangible assets (such as customer relationship intangible assets) should be recorded as part of the fair value of a derivative loan commitment. Such non financial elements of value should not be considered a component of the related derivative instrument.

Another way of looking at this situation, which we believe would result in a similar answer, relates to how your model determines the fair premium. You have indicated that customers may have elected not to terminate because they essentially have nowhere else to go based on the current inactive market. However, under SFAS 157, an active market is assumed in determining the fair value of the contract. Since the customers can terminate the agreement, they could choose to obtain coverage from another company where, based on your own estimate of the fair premium, they would be able to achieve the same coverage at a lower price. Alternatively, they could elect to renegotiate the premium with you. It appears that your current valuation model assumes an active market for your determination of the contract’s exit value but an inactive market for your customers’ determination to terminate the contract, which appears inconsistent. It appears there should be a discontinuity or nonlinearity in your valuation model that occurs because of the situation in the market faced by the customer. That is, if there is nowhere else for the customer to go, it would appear that the contractual price that is being charged under the contract is in fact the fair premium, because customers are willing to pay it. This view would also suggest that there is no derivative asset as the contractual premium charged equals the fair premium when considerations of supply and demand are factored into the valuation.

1.	Please tell us whether you agree or disagree with the views expressed above. If you disagree, please explain why and provide any additional information that you believe is relevant.

2.	As discussed in our conference call on February 27, 2009, please tell us the amounts of derivative assets where termination rights had been triggered that were recorded at each balance date.

Response: With regard to these derivatives recorded in an asset position where the counterparty has contractual termination rights which have already been triggered, we have carefully considered the Staff’s views shared in both our conference call on March 18, 2009 and the subsequent letter we received on March 24, 2009.

We believe that our current fair value methodology is consistent with the principles of FAS 157 as more fully explained below. We acknowledge that our assumption that our counterparties will not exercise their termination rights immediately, but at some time in the future, is subjective and is not able to be validated with observed market trades. This assumption was developed based on the best information available under the circumstances and to date has been reflective of our counterparties’ behavior under these contracts. We recognize that another possible assumption could be that a market participant would ascribe no value to the future potential premiums because of the existence of the termination right. As such, we will reconsider our assumption regarding counterparty terminations in our analysis on a prospective basis, beginning with our Form 10-Q for the quarter ended March 31, 2009. In any event, we currently do not regard this assumption as a significant input to our overall fair valuation for these contracts given the magnitude of changes in other inputs, including substantial spread widening in the underlying reference obligations and our non-performance risk adjustment.

The termination rights under our Corporate CDO contracts were first triggered in the quarter ended September 30, 2008. The recorded fair value of those contracts with termination rights in an asset position was $40.8 million as of September 30, 2008 and $12.1 million as of December 31, 2008. We do not consider these amounts to be material to our financial condition, results of operations or cash flows at these dates or for the related reporting periods.

In response to your comments above and to provide a better understanding for our current methodology, we offer the following:

FAS 157, paragraph 7 provides that “fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction (for example, a forced liquidation or distressed sale).”

In accordance with FAS 157, we assume an orderly transaction for transfer of our contracts in estimating the exit value. As described in our disclosures, we have no observed exit prices (or entry prices) in our market and therefore have assumed a hypothetical market using assumptions we believe are consistent with those that a market participant would use in an orderly transaction. We do not believe that an assumption of an orderly transaction for purposes of our assumed hypothetical exit market requires that all inputs and assumptions utilized for fair value be adjusted to assume an active market when such a market does not exist. FAS 157 does not require the determination of fair value in an active market, but requires the determination of fair value under current market conditions, which can be either active or inactive.

Our derivative assets and liabilities are classified as Level 3 as specified in paragraph 30 of FAS 157, as our inputs to our fair value estimates are primarily unobservable inputs. Our assumption regarding the fair value impact of the termination provisions is one of these unobservable inputs to our valuation. Paragraph 30 states:

“Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs shall reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs shall be developed based on the best information available in the circumstances, which might include the entity’s own data.”

Our estimates are developed based on assumptions we believe other market participants would make regarding expected behavior of our counterparties. These assumptions include an estimated date of expected termination, based on our assessment of our counterparties’ behavior in this current inactive market. While these assumptions regarding counterparty behavior could arguably be tied to the current inactive market, we do not think FAS 157 requires that these assumed inputs be adjusted to be consistent with an “active” market, particularly when observed behavior provides relevant input to fair value estimates with respect to the current inactive market. For example, acceptable Level 2 inputs, as described in paragraph 28 (b) of FAS 157, include “quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quotations vary substantially either over time or among market makers…” Therefore, we have concluded that FAS 157 does not require adjustment to these inputs observed from inactive markets to make them consistent with an “active” market.

We also considered your proposed view that any value attributable to these contracts could be considered an internally developed intangible asset, by analogy to Staff Accounting Bulletin No. 109, because the customers have elected not to terminate these contracts. We do not believe that the fair value that we have ascribed to the contractual premiums on these contracts is attributable to our customer relationship or another nonfinancial element of value. As described above and in our phone call, it has been our belief that the contracts have not been terminated due primarily to market conditions; and

therefore, no distinction can be made between the expected cash flows associated with our financial instruments such that some portion of the expected cash flow is related to a customer relationship intangible asset while another portion is related to the derivative instrument. We believe the principles of FAS 157 regarding fair value are most directly applicable to the valuation of our existing and unaltered financial guaranty contracts as discussed above. The view proposed by the Staff would appear to suggest that it is inappropriate to recognize cash flows beyond the cancellation period. Attributing a fair value to cash flows beyond a cancellation period, however, is not an assumption that is inconsistent with the fundamental requirement of FAS 157, which is to assess how a hypothetical market participant would value the contracts and the assumptions it would make regarding related projected cash flows. We also note that there are other examples of contracts valued using the fair value principles of FAS 157 where the customer has the right to terminate early, such as interest only strips where underlying loans are open for prepayment. Models used to estimate fair value of these interest only strips do not always assume that loans with current coupon interest rates that are higher than market interest rates are immediately prepaid, despite the fact that it could be assumed that a rational economic actor would exercise its prepayment right. Historically, these derivatives also have had fair values greater than zero.

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the responses to your comments or require further explanation, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer
Radian Group Inc.